Exhibit 99.1

Ozon Announces Fourth Quarter and Full Year 2020 Financial Results

March 30, 2021 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “OZON” or the “Company”), a leading Russian e-commerce platform, announces its financial results for the fourth quarter and the full-year ended December 31, 2020.

Fourth Quarter 2020 Financial Results Highlights

•	Number of orders increased to 29.6 million growing by 137% year-on-year, compared to 12.5 million orders delivered in Q4 2019.

•	GMV incl. services increased to RUB 75.8 billion, with growth accelerating to 147% year-on-year, compared to RUB 30.7 billion in Q4 2019.

•	Share of Marketplace reached 52.3% as percentage of GMV incl. services, doubling compared to 25.5% in Q4 2019.

•

Adjusted EBITDA was negative RUB 3.6 billion compared to negative RUB 5.3 billion in Q4 2019, with Adjusted EBITDA as percentage of GMV incl. services improving to negative 4.7% from negative 17.1% in Q4 2019.

•	Cash flow from operating activities increased to RUB 10.6 billion, compared to negative RUB 2.7 billion in Q4 2019.

•	Free cash flow increased to RUB 7.8 billion compared to negative RUB 4.7 billion in Q4 2019.

Full-Year 2020 Financial Results Highlights

•	Number of orders increased to 73.9 million growing by 132% year-on-year, compared to 31.8 million orders delivered in the Full-Year 2019.

•	GMV incl. services increased to RUB 197.4 billion with growth accelerating to 144% year-on-year, compared to RUB 80.8 billion in Full-Year 2019.

•	Share of Marketplace reached 47.8% as percentage of GMV incl. services, compared to 17.4% in Full-Year 2019.

•

Adjusted EBITDA of negative RUB 11.7 billion, compared to negative RUB 15.8 billion in Full-Year 2019, was broadly in line with management expectations, with Adjusted EBITDA as percentage of GMV incl. services at negative 5.9% improving from negative 19.6% in Full-Year 2019.

•	Cash flow from operating activities increased to RUB 6.6 billion, compared to negative RUB 14.3 billion in Full-Year 2019.

•	Free cash flow was negative RUB 2.6 billion, compared to negative RUB 19.9 billion in Full-Year 2019.

•	Ozon had cash and cash equivalents of RUB 103.7 billion as of December 31, 2020.

Ozon announces appointment of Daniil Fedorov, its Chief Financial Officer, as the Chief Operating Officer of Ozon and Igor Gerasimov, its corporate finance director, as the Chief Financial Officer. Daniil Fedorov will be working with Igor Gerasimov during Q2 2021 to ensure smooth and effective transition of his duties and responsibilities.

Alexander Shulgin commented: “I am very proud of the transformation that took place at Ozon over the past three years. Our focus on building scale and improving quality of service to our buyers and sellers has been the bedrock of our success. In Q4 2020 we delivered 95% of parcels on time, even during the peak season when Ozon was shipping 650,000 parcels per day, whilst Ozon’s quarterly GMV incl. services grew by 147% year-on-year. None of this would be possible without exceptional drive and dedication of our team. I am grateful to Igor and Daniil for their contribution to Ozon’s success so far. I look forward to working with Igor and Daniil to build a company that we and our shareholders can be proud of.”

Summary: Key Operating and Financial Metrics

The following table sets forth a summary of key operating and financial data for the quarter and fiscal year ended December 31, 2020. The quarterly information for the three months ended December 31, 2020 and 2019 has not been audited or reviewed by the Company’s auditors and should be read in conjunction with our consolidated financial statements for the year ended December 31, 2020 and related notes thereto appearing elsewhere in the Company’s Annual Report (Form 20-F).

(RUB in millions, unless indicated otherwise)	For the three months ended December 31,			For the year ended December 31,
	2020	2019	YoY change, %	2020	2019	YoY change, %
GMV incl. services	75,848	30,684	147%	197,414	80,815	144%
Number of orders, million	29.6	12.5	137%	73.9	31.8	132%
Number of active buyers, million	13.8	7.9	75%	13.8	7.9	75%
Share of Marketplace GMV, %	52.3	25.5	26.8pp	47.8	17.4	31.4pp
Gross profit	11,618	3,984	192%	31,491	11,259	180%
Gross profit as % of GMV	15.3	13.0	2.3pp	16.0	13.9	2.1pp
Adjusted EBITDA	(3,576)	(5,262)	32%	(11,716)	(15,832)	26%
Adjusted EBITDA as a percentage of GMV incl. services, %	(4.7)	(17.1)	12.4pp	(5.9)	(19.6)	13.7pp
Cash flow from operating activities	10,644	(2,722)	n/a	6,570	(14,312)	n/a
Free Cash Flow	7,787	(4,740)	n/a	(2,566)	(19,947)	87%

Note that Adjusted EBITDA and Free cash flow are non-IFRS financial measures. See “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the applicable IFRS measures. See the definitions of metrics such as GMV incl. services, Gross Profit, number of orders, number of active buyers, share of Marketplace GMV in the “Other Key Operating Measures” section of this press release.

Key Business Developments

Ozon Marketplace

Ozon Marketplace platform is the core pillar of the Ozon’s business. It provides its customers with a reliable delivery service and a wide assortment of high-quality goods, and its sellers with best-in-class country-wide fulfillment and logistics infrastructure, including last mile capabilities, as well as value-add additional business services such as financial products, advertising platform for sellers.

In 2020 Ozon benefited from the positive network effects arising from the rapidly growing number of sellers and its customer base more than doubling.

In Q4 2020 share of Marketplace as percentage of GMV reached 52.3%, compared to 25.5% in Q4 2019. The much greater contribution from Ozon Marketplace is attributable to significant growth in the seller base. Ozon’s comprehensive offering for the merchants, including nationwide fulfillment and logistics infrastructure, access to a large and fast-growing customer base, as well as trading and analytical tools, and advertising business solutions attracts sellers to Ozon’s platform.

•	Buyers

•	Number of active buyers on Ozon’s platform increased 75% year-on-year to 13.8 million as of December 31, 2020, compared to 7.9 million as of December 31, 2019.

•	We see further improvements in cohort performance with annual order frequency of Ozon’s buyers increasing by 33% to 5.4 in 2020, compared to 4.0 in 2019.

•	Sellers

•	Number of sellers on Ozon platform quadrupled in Q4 2020 compared to Q4 2019.

•

Ozon’s fast growing seller base resulted in rapid expansion in assortment, almost doubling year-on-year. Greater variety of goods available on Ozon’s platform is translating into greater customer engagement and higher order frequency, leading to higher sales for the sellers and accelerating Ozon’s GMV growth.

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A variety of fulfillment and logistics services provide as a reliable support to Ozon Marketplace platform. A combination of Fulfilled-by-Ozon (“FBO”), Fulfilled-by-Seller (“FBS”) and Extended FBS models allows sellers to have greater ability to optimize the fulfillment and delivery operations for their businesses, thereby retaining existing and attracting new sellers to the platform.

•	Ozon launched new B2B fintech offering for its sellers during 2020 aimed at assisting sellers with growing their business, and representing a new revenue opportunity for Ozon.

Ozon Fulfillment & Logistics

Ozon focuses on assortment expansion and faster and more reliable delivery which leads to more attractive buyers’ cohort characteristics with higher order frequencies and retention. Ozon is aiming to achieve this through investing in product and technology, and scaling up and increasing efficiency of its logistics infrastructure.

•

By the end of 2020 Ozon operated one of the largest logistics networks in Russia. Ozon’s footprint included over 220,000 square meters of fulfillment center space in Moscow and Moscow region, Tver, Saint-Petersburg, Kazan, Rostov-on-Don, Yekaterinburg and Novosibirsk.

•

To provide maximum convenience to its customers, Ozon operates a variety of last mile delivery channels, including pick-up points, couriers and parcel lockers. During 2020 Ozon continued to actively expand its last-mile network. As of December 31, 2020 Ozon operated over 10,000 offline pick-up locations, including Ozon branded pick-up points and automated parcel lockers.

•	Over 80% of Ozon’s branded pick-up points are franchised, allowing faster, asset-light roll-out.

•

Ozon estimates that over 85 million people in Russia have access to courier delivery or a pick-up point within walking distance as of the end of 2020. Ozon delivers parcels from both its own fulfillment facilities and from its sellers’ warehouses to customers across Russia.

Ozon New Initiatives

Ozon Fintech

During 2020 Ozon expanded its fintech initiatives both for buyers and sellers. Ozon’s fintech services are aimed at providing quick and seamless access to lending and payment assistance solutions to both its multi-million buyer base (B2C) and a fast-growing number of merchants on its platform (B2B).

•	Number of Ozon card holders increased significantly throughout 2020. In December 2020 number of OZON cards users exceeded 450,000, compared to 57,000 as of December 31, 2019.

•	In Q4 2020 Ozon launched a virtual Ozon card which allows for faster and wider adoption of the Ozon card.

•	Ozon card holders exhibit greater customer loyalty and demonstrated 1.6x higher order frequency on average in 2020, compared to the customers using other payment methods.

•	In Q4 2020, in partnership with a number of Russian banks and fintech companies, Ozon launched B2B lending solution for its sellers.

Ozon Express

•	In 2020 Ozon Express grew a network of dark stores in Moscow, with full coverage of Moscow and partially Moscow area with one hour delivery.

•	Ozon’s unique dark store concept is based on assortment mix catering to demand in any given micro polygon, with over 22,000 SKUs across 20 food and non-food product categories.

•	In December 2020 the number of orders at Ozon Express increased by 8.3 times, compared to December 2019.

•	Faster delivery allows for higher conversion rates and increasing order frequency

•	In 2021 Ozon plans to expand its dark stores network in other Russian regions, outside of Moscow.

COVID-19 Developments and Potential Impact

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The COVID-19 pandemic has led to significant global disruptions, which affected Ozon’s business. The Russian Government implemented the restrictions such as social distancing, self-isolation and other quarantine measures, from the end of March 2020 until June 2020. The lockdown in most regions of Russia has been eased since June 2020.

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COVID-19 related restrictions accelerated e-commerce adoption by Russian consumers. As a result of the COVID-19 pandemic, online platforms such as Ozon experienced a significant increase in the number of new active buyers, higher demand for products on their platforms and an inflow of third-party merchants. We believe that COVID-19 contributed to higher order frequency and average check of buyers on Ozon’s platform during the lockdown in Russia.

•

Ozon believes that COVID-19 related restrictions drove more businesses to increase their online presence, and potentially boosted the third-party sales at Ozon’s Marketplace as well as first party sales at Ozon.

•

Although the acceleration of Ozon’s GMV growth in the twelve months ended December 31, 2020, compared to the same period in 2019, may have been partly attributed to a greater demand for e-commerce services in Russia, Ozon believes that the acceleration in its GMV growth was underpinned by the changes in Ozon’s corporate development strategy implemented since 2018 such as focus on third party marketplace model, assortment expansion, significant investment into fulfillment and logistics footprint expansion, and focus on operational excellence and efficiency.

•	Despite easing of the COVID-19 related restrictions, Ozon reported acceleration in its GMV growth to 147% year-on-year in Q4 2020.

OZON Supports Employees, Customers and Partners During COVID-19

To ensure the health and safety all of our business stakeholders during the coronavirus pandemic, Ozon adopted a range of policies to support its employees, customers, and the small and medium-sized businesses that sell their products on our platform.

Protecting our employees

Our top priority is to safeguard the health of our employees who continue to work during the pandemic. Ozon introduced a wide range of policies across its fulfillment centres, warehouses, pickup points and courier services in order to ensure that we keep our employees safe while meeting the rising customer demand.

Looking out for our customers

Ozon has introduced a contactless payment option and scaled up its contactless delivery services in order to ensure the safety of our customers as well as our couriers. Since the start of the pandemic, contactless door deliveries grew to account for 80% of our overall courier deliveries. We also developed a data-based price monitoring system to prevent price gauging by sellers on our marketplace who may seek to speculate during the pandemic. In addition to our regular 24/7 monitoring and price analysis, Ozon has adopted measures to clear from our website goods with unreasonably high prices, identify categories where speculation took place, and ban sellers who repeatedly attempt to raise prices exorbitantly on basic goods.

Supporting SMEs

We are concerned about the welfare of our partners who sell their goods on our platform. As offline retail trading was hindered by the pandemic, we launched our E-commerce Online School to support entrepreneurs seeking to launch their sales online through the Ozon marketplace. The platform offers regular webinars by industry experts, Ozon product team and current sellers on the Ozon marketplace that help small and medium-sized businesses navigate the Russian e-commerce market. Ozon launched a special educational programs for regional SMEs in cooperation with governmental officials all across Russia to boost online sales adoption in smaller cities.

Key Operational and Financial Results

The following table sets forth a summary of key operating and financial data for the quarter and fiscal year ended December 31, 2020. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair statement of the information shown. This information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2020 and related notes thereto appearing elsewhere in the Company’s Annual Report (Form 20-F).

(RUB in millions, unless indicated otherwise)	For the three months ended December 31,			For the year ended December 31,
	2020	2019	YoY change, %	2020	2019	YoY change, %
GMV incl. services	75,848	30,684	147%	197,414	80,815	144%
Number of orders, million	29.6	12.5	137%	73.9	31.8	132%
Number of active buyers, million	13.8	7.9	75%	13.8	7.9	75%
Share of Marketplace GMV, %	52.3	25.5	26.8pp	47.8	17.4	31.4pp
Gross profit	11,618	3,984	192%	31,491	11,259	180%
Gross profit as % of GMV	15.3	13.0	2.3pp	16.0	13.9	2.1pp
Adjusted EBITDA	(3,576)	(5,262)	32%	(11,716)	(15,832)	26%
Adjusted EBITDA as a percentage of GMV incl. services, %	(4.7)	(17.1)	12.4pp	(5.9)	(19.6)	13.7pp
Cash flow from operating activities	10,644	(2,722)	n/a	6,570	(14,312)	n/a
Free Cash Flow	7,787	(4,740)	n/a	(2,566)	(19,947)	87%

Note that Adjusted EBITDA and Free cash flow are non-IFRS financial measures. See “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the applicable IFRS measures. See the definitions of metrics GMV incl. services, Gross Profit, number of orders, number of active buyers, share of Marketplace GMV in “Other Key Operating Measures” section of this press release.

GMV incl. services reached RUB 75.8 billion with growth accelerating to 147% year-on-year in Q4 2020, which was driven by strong order growth of 137% year-on-year on the back of 75% increase in the number of active buyers, and more than 30% higher order frequency on average in 2020, compared to 2019, greater contribution from the fast-growing Ozon marketplace, and regional expansion.

Revenue

Our total revenue increased by 80% year-on-year to RUB 37,751 million in Q4 2020, compared to RUB 20,945 million in Q4 2019, driven by an increase in sales of goods which was further boosted by 251% year-on-year growth in service revenue.

Sales of goods The increase in our sales of goods in Q4 2020 relative to Q4 2019 was attributable to the growth in the number of active buyers which increased by 75% to 13.8 million as of December 31, 2020, from 7.9 million as of December 31, 2019 and the increase in their order frequency as well as significant growth across all major product categories.

(RUB in millions)	For the three months December 31,			For the year ended December 31,
	2020	2019	YoY change, %	2020	2019	YoY change, %
Sales of goods	28,569	18,327	56%	81,414	53,487	52%
Service revenue	9,182	2,618	251%	22,936	6,617	247%
Marketplace commission	6,836	1,280	434%	16,503	2,132	674%
Delivery services	510	329	55%	1,761	1,758	0.2%
Advertising revenue	1,676	752	123%	3,965	1,421	179%
Travel services	70	217	(68%)	445	1,187	(63%)
Other revenue	90	40	126%	262	119	120%

Total revenue	37,751	20,945	80%	104,350	60,104	74%

Service revenue grew significantly in the last two years, following Marketplace launch in September 2018, which led to an increase in revenues from Marketplace commission and advertising services. The increase in our Marketplace commission revenue can largely be attributed to the growth in the total value of orders processed through our Marketplace which was driven by a significant increase in the number of active sellers on our Marketplace platform. In Q4 2020 number of sellers quadrupled compared to Q4 2019.

Operating expenses

Company’s operating expenses increased 59% in Q4 2020 relative to Q4 2019, as a result of rapid expansion of the business, partly offset by the benefits of scale and efficiency gains. Operating expenses decreased as percentage of GMV incl. services to 57% in Q4 2020 from 88.4% in Q4 2019 on the back of growing scale and efficiency gains.

(RUB in millions)	For the three months ended December 31,			For the year ended December 31,
	2020	2019	YoY change, %	2020	2019	YoY change, %
Cost of sales	26,133	16,961	54%	72,859	48,845	49%
as % of GMV incl. services	34.5%	55.3%	-20.8pp	36.9%	60.4%	-23.5pp
Fulfillment and delivery	10,971	6,167	78%	30,676	16,808	83%
as % of GMV incl. services	14.5%	20.1%	-5.6pp	15.5%	20.8%	-5.3pp
Sales and marketing	3,473	2,355	47%	10,015	7,153	40%
as % of GMV incl. services	4.6%	7.7%	-3.1pp	5.1%	8.9%	-3.8pp
Technology and content	1,381	944	46%	4,394	3,520	25%
as % of GMV incl. services	1.8%	3.1%	-1.3pp	2.2%	4.4%	-2.1pp
General and administrative	1,309	702	86%	3,729	2,390	56%
as % of GMV incl. services	1.7%	2.3%	-0.6pp	1.9%	3.0%	-1.1pp

Total operating expenses	43,267	27,129	59%	121,673	78,716	55%

as % of GMV incl. services	57.0%	88.4%	-31.4pp	61.6%	97.4%	-34.8pp

Cost of sales The 54% year-on-year increase in our cost of sales in Q4 2020 relative to Q4 2019 was driven by growth in sales of goods from our Direct Sales business.

Fulfillment and delivery The 78% year-on-year increase in our fulfillment and delivery costs in Q4 2020 was attributable to the higher number of orders processed through our logistics infrastructure (29.6 million compared to 12.5 million in Q4 2019), in several regions of Russia.

Sales and marketing The 47% year-on-year increase in our sales and marketing expenses was driven by an increase in the volume of digital advertising and offline media campaigns which, together with organic traffic, led to an increase in the number of active buyers on Ozon’s platform.

Technology and content The 46% year-on-year increase in our technology and content was primarily driven by our targeted investment into improving our seller experience and our customers UX, as well as our technology and data capabilities in order to accelerate our platform development.

General and administrative The 86% year-on-year increase in our general and administrative expenses in Q4 2020 can largely be attributed to higher employee expense.

Other non-operating expenses

In November 2020, Ozon made a one-off payment of RUB 1,000 million to Sberbank in accordance with an agreement relating to an alleged breach of an exclusivity undertaking contained in the term sheet that had been entered into between us, our principal shareholders and Sberbank in June 2020.

Adjusted EBITDA

Adjusted EBITDA was negative RUB 3.6 billion compared to negative RUB 5.3 billion in Q4 2019. Adjusted EBITDA as a percentage of GMV incl. services improved to negative 4.7% in Q4 2020 from negative 17.1% in Q4 2019 due to increasing scale and greater operating leverage. On full-year basis Adjusted EBITDA as percentage of GMV improved to negative 5.9% from negative 19.6% in 2019, with ramp-up and efficiency gains in fulfillment and delivery operations.

Interest expense

Ozon interest expense was RUB 675 million, compared to RUB 354 million in Q4 2019. This increase in expense was primarily due to increase in amounts of outstanding borrowings to RUB 9,450 million as of December 31, 2020 from RUB 4,116 million as of December 31, 2019 and lease liabilities to RUB 15,490 million as of December 31, 2020 from RUB 9,609 million as of December 31, 2019.

Interest income was RUB 123 million, compared to RUB 43 million in Q4 2019, primarily due to placement of new deposits in Q4 2020.

Foreign currency exchange gain/(loss), net

Our foreign currency exchange loss was RUB 2,036 million compared to loss of RUB 25 million in Q4 2019, primarily due to U.S. dollar depreciation in December 2020 which resulted in a foreign exchange loss on the U.S. dollar-denominated cash and cash equivalents from IPO proceeds.

Income tax benefit / (expense)

Our income tax expense was RUB 324 million compared to benefit of RUB 193 million in Q4 2019, primarily due to an increase in effects of unrecognized deferred tax assets and growth in level of non-deductible expenses.

Net loss amounted to RUB 9,407 million in Q4 2020, compared to RUB 6,330 million in Q4 2019.

Shares Issued and Outstanding

On November 27, 2020, we issued 37,950,000 ordinary shares (with a nominal value of $0.001 per share) represented by American Depositary Shares, with each ADS representing one ordinary share (“ADSs”), as part of our initial public offering (the “IPO”), including the underwriter’s overallotment option. On November 27, 2020 and December 4, 2020, we also issued an aggregate 4,500,000 ordinary shares represented by ADSs as part of concurrent private placements to Baring Vostok Fund V Nominees Limited (“BVFVNL”), BV Special Investments Limited (“BVSIL”) and Sistema PJSFC (“Sistema”) entered into in connection with our IPO. The total number of shares issued and outstanding as of December 31, 2020 was 208,849,565 including 5,119,605 ordinary shares issuable upon the exercise of outstanding vested share-based awards under equity incentive plans.

Capital Expenditures

Over the last three years we increased our capital expenditures, as we invested to support current and anticipated growth of our business. Capital expenditures included payments for warehouse equipment, computer equipment and other hardware, as we expanded our fulfillment and delivery infrastructure and launched fulfillment centers in Moscow and several regions of Russia, and invested in technology.

Our capital expenditures in Q4 2020 amounted to RUB 2,059 million, compared to RUB 1,622 million in Q4 2019. Our capital expenditures for the Full-Year 2020 increased by 43% to RUB 6,840 million, compared to RUB 4,768 million for the Full-Year 2019.

Cash flow from operating activities increased to RUB 10,644 million, compared to negative RUB 2,722 million in Q4 2019. The operating cash flow improvement was primarily due to positive changes in working capital, in particular an increase in trade accounts payable and other liabilities and greater sales volumes.

Free cash flow increased to RUB 7.8 billion, compared to negative RUB 4.7 billion in Q4 2019 on the back of stronger cash flow from operating activities.

Working Capital

Our working capital is mainly comprised of trade accounts payable and inventory. Our accounts payable mainly include trade payables for products purchased from suppliers and payables to third-party sellers on our Marketplace. As of December 31, 2020 and 2019 our accounts payable amounted to RUB 42,545 million, and RUB 21,242 million respectively. The increase in accounts payable changes reflect significant growth in the scale of our business, as well as extension of payment terms with our suppliers.

Our inventories mainly include merchandise held for resale and goods in transit, associated with our Direct Sales. As of December 31, 2020 and 2019, Ozon recorded RUB 15,342 million and RUB 10,774 million of inventories, respectively. Higher level of inventories is mainly attributable to growth in Ozon’s Direct Sales business.

Lease Liabilities and Commitments

Our lease liabilities arise primarily from our long-term leases of fulfillment and sorting centers, office premises, pick-up points and vehicles. These lease liabilities are denominated in Russian Rubles and have the maturity periods ranging from two to ten years. Our lease liabilities increased to RUB 15,490 million as of December 31, 2020, compared to RUB 9,609 million, driven by expansion of the fulfillment and logistics footprint.

Borrowings

In March 2020, Ozon received a one-year loan in the principal amount of RUB 6,000 million with an effective interest rate of 15% per annum from Sberbank Investments Limited.

In Q4 2020 Ozon entered into several sale and leaseback transaction for warehouse equipment and fulfillment center with third parties.

In December 2020, Ozon converted the loan of RUB 3,594 million from Princeville Global eCommerce Investments I Limited into 8,397,474 ordinary shares of the Company.

Cash and Cash Equivalents

In 2020, Ozon received RUB 90,480 million in IPO proceeds and concurrent private placement. The Company had cash and cash equivalents of RUB 103,702 million as of December 31, 2020.

Subsequent events

Convertible bonds

In February 2021, Ozon completed an offering of $750 million in aggregate principal amount of 1.875% senior unsecured convertible bonds due 2026 at par. Interest is payable semi-annually in arrears in each year, with the first payment beginning on August 24, 2021. The bonds are convertible into cash, ordinary shares of the Company, represented by the ADSs, or a combination of cash and the ADSs, at our discretion, based the conversion price set at $86.6480 (as such may be adjusted in accordance with the terms of the bonds).

Repayment of bank loans

Subsequently, in January 2021, we repaid all of the outstanding bank loans. We do not currently use any bank overdrafts, lines of credit or other similar source of liquidity. Outstanding borrowings are comprised of above mentioned unsecured convertible bonds and fixed rate Ruble-denominated equipment financing facilities with weighted-average effective interest rate of 9.8%. We do not use financial instruments for hedging purposes.

Financial Outlook

The below forward-looking statements reflect Ozon’s expectations as of March 30, 2021, taking into account trends year to date and could be subject to change, and involve inherent risks which we are not able to control, for example the overall impact of the coronavirus pandemic and any ongoing or new potential disruptions caused by COVID-19. The below forecasts assume no further escalation of the pandemic.

•	Ozon expects growth in Company’s GMV incl. services of 90% or potentially greater for Full-Year 2021, compared to Full-Year 2020.

•	Ozon expects capital expenditure to be between RUB 20 billion to RUB 25 billion for the Full-Year 2021.

Conference Call and Webcast Details

The Company’s management will host an analyst and investor conference call, including question-and-answer session, to discuss its financial results for the fourth quarter and the full-year ending December 31, 2020 at 15.00 Moscow time / 13.00 London / 8.00 New York on Tuesday, March 30, 2021.

Live webcast can be accessed via https://edge.media-server.com/mmc/p/gfx4s579

Company’s results presentation will be available at the Ozon Investor Relations website https://corp.ozon.com on March 30, 2021.

Replay

Following the call, a replay will be available on the Ozon Investor Relations website https://corp.ozon.com

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”) about future events and financial performance. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

This press release includes certain non-IFRS financial measures not presented in accordance with IFRS, including but not limited to Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

This press release includes quarterly information for the three months ended December 31, 2020 and 2019. The quarterly information has not been audited or reviewed by the Company’s auditors and should be read in conjunction with our consolidated financial statements for the year ended December 31, 2020 and related notes thereto appearing elsewhere in the Company’s Annual Report (Form 20-F).

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

Ozon Holdings PLC

Consolidated Statements of Profit or Loss and Other Comprehensive Income

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended December 31			For the year ended December 31,
	2020	2019	YoY change, %	2020	2019	YoY change, %
Revenue:
Sales of goods	28,569	18,327	56%	81,414	53,487	52%
Service revenue	9,182	2,618	251%	22,936	6,617	247%

Total revenue	37,751	20,945	80%	104,350	60,104	74%

Operating expenses:
Cost of sales	(26,133)	(16,961)	(54%)	(72,859)	(48,845)	(49%)
Fulfillment and delivery	(10,971)	(6,167)	(78%)	(30,676)	(16,808)	(83%)
Sales and marketing	(3,473)	(2,355)	(47%)	(10,015)	(7,153)	(40%)
Technology and content	(1,381)	(944)	(46%)	(4,394)	(3,520)	(25%)
General and administrative	(1,309)	(702)	(86%)	(3,729)	(2,390)	(56%)

Total operating expenses	(43,267)	(27,129)	(59%)	(121,673)	(78,716)	(55%)

Operating loss	(5,516)	(6,184)	11%	(17,323)	(18,612)	7%
Gain / (loss) on disposal of property and equipment	(22)	(4)	(450%)	(35)	(7)	(400%)
Interest (expense)/income, net	(552)	(311)	(77%)	(1,804)	(801)	(125%)
Finance costs	(675)	(354)	(91%)	(2,115)	(980)	(116%)
Finance income	123	43	186%	311	179	(74%)
Share of profit of an associate	43	1	4200%	112	54	107%
Foreign currency exchange gain/(loss), net	(2,036)	(25)	(8044%)	(1,984)	(213)	(831%)
Other non-operating expenses	(1,000)	—	n/a	(1,000)	—	n/a

Total non-operating expense	(3,567)	(339)	(952%)	(4,711)	(967)	(387%)

Loss before income tax	(9,083)	(6,523)	(39%)	(22,034)	(19,579)	(13%)
Income tax (expense)/benefit	(324)	193	n/a	(230)	216	n/a
Loss for the period	(9,407)	(6,330)	(49%)	(22,264)	(19,363)	(15%)

Ozon Holdings PLC

Consolidated Statements of Cash Flows

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended December 31,		For the year ended December 31,
	2020	2019	2020	2019
Cash flows from operating activities
Loss before income tax adjusted for:	(9,083)	(6,523)	(22,034)	(19,579)
Depreciation and amortization of non-current assets	1,561	877	4,963	2,590
Finance costs	675	354	2,115	980
Finance income	(123)	(43)	(311)	(179)
Foreign currency exchange loss / (gain), net	2,036	25	1,984	213
Write-downs and losses of inventories	(211)	914	482	1,217
Loss on disposal of non-current assets	22	4	35	7
Share of profit of an associate	(43)	(1)	(112)	(54)
Changes in allowances on accounts receivable and advances paid	7	142	131	169
Forgiveness of lease payments	(3)	—	(21)	—
Share-based compensation expense	379	44	644	190
Movements in working capital:
Changes in inventories	(3,866)	(3,037)	(5,005)	(5,577)
Changes in accounts receivable	(771)	(987)	(482)	(1,146)
Changes in advances paid and other assets	(276)	(1,206)	(481)	(2,089)
Changes in trade accounts payable	18,020	6,965	20,885	8,776
Changes in other liabilities	2,779	132	5,202	1,051
Cash generated from (used in) operations	11,103	(2,340)	7,995	(13,431)
Interest paid	454	(378)	(1,356)	(876)
Income tax paid	(5)	(4)	(69)	(5)

Net cash generated from (used in) operating activities	10,644	(2,722)	6,570	(14,312)

Ozon Holdings PLC

Consolidated Statements of Cash Flows (Continued)

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended December 31,		For the year ended December 31,
	2020	2019	2020	2019
Cash flows from investing activities
Purchase of property, plant and equipment	(2,006)	(1,619)	(6,714)	(4,742)
Purchase of intangible assets	(53)	(3)	(126)	(26)
Proceeds from disposal of property, plant and equipment	—	—	—	—
Interest received	93	21	260	158
Dividends received from an associate	—	11	—	71
Acquisition of interest in an associate	—	—	—	—

Net cash used in investing activities	(1,966)	(1,590)	(6,580)	(4,539)

Cash flows from financing activities
Convertible loans issue proceeds	—	5,349	6,171	20,099
Equity instruments issue proceeds	90,480	—	90,480	—
Proceeds from borrowings	2,293	123	8,711	413
Repayment of borrowings	(129)	(87)	(499)	(310)
Payment of principal portion of lease liabilities	(798)	(396)	(2,296)	(867)

Net cash generated from financing activities	91,846	4,989	102,567	19,335

Net increase in cash and cash equivalents	100,524	677	102,557	484

Cash and cash equivalents at the beginning of the year	5,126	2,306	2,994	2,684
Effects of exchange rate changes on the balance of cash held in foreign currencies	(1,948)	11	(1,849)	(174)
Cash and cash equivalents at the end of the year	103,702	2,994	103,702	2,994

Ozon Holdings PLC

Audited Consolidated Balance Sheet

(in millions of Russian Rubles)

(RUB in millions)	For the year ended December 31,
	2020	2019
Assets
Non-current assets
Property, plant and equipment	11,869	7,176
Right-of-use assets	14,579	9,269
Intangible assets	317	130
Investments in an associate	1,111	1,139
Deferred tax assets	44	253
Advances for non-current assets and security deposits	1,880	1,601

Total non-current assets	29,800	19,568

Current assets
Inventories	15,342	10,774
Accounts receivable	3,405	2,743
Prepaid income tax	14	17
VAT receivable	908	1,378
Advances and prepaid expenses	1,055	933
Other current assets	382	19
Cash and cash equivalents	103,702	3,003

Total current assets	124,808	18,867

Total assets	154,608	38,435

Equity and liabilities
Equity
Share capital	11	6
Share premium	133,439	32,053
Equity-settled employee benefits reserves	1,152	541
Other capital reserves	—	1,043
Accumulated deficit	(55,345)	(32,826)

Total equity	79,257	817

Ozon Holdings PLC

Audited Consolidated Balance Sheet (Continued)

(in millions of Russian Rubles)

(RUB in millions)	For the year ended December 31,
	2020	2019
Non-current liabilities
Borrowings	2,323	166
Lease liabilities	12,267	7,790
Deferred tax liabilities	66	156
Deferred income	406	—
Other non-current liabilities	78	—

Total non-current liabilities	15,140	8,112

Current liabilities
Trade and other payables	42,545	21,242
Borrowings	7,125	3,950
Lease liabilities	3,223	1,819
Taxes payable	816	186
Accrued expenses	1,677	907
Customer advances and deferred revenue	4,825	1,402

Total current liabilities	60,211	29,506

Total liabilities	75,351	37,618

Total equity and liabilities	154,608	38,435

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

We report under International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in Rubles.

Certain parts of this press release contain non-IFRS financial measures, including, among others, Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow. We define:

•

Contribution Profit/(Loss) as loss for the period before income tax benefit/(expense), total non-operating (expense)/income, general and administrative expenses, technology and content expenses and sales and marketing expenses.

•	Adjusted EBITDA as loss for the period before income tax benefit/(expense), total non-operating (expense)/income, depreciation and amortization and share-based compensation expense.

•

Free Cash Flow as net cash generated from/(used in) operating activities less payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities.

Contribution Profit/(Loss), Adjusted EBITDA and Free Cash are used by our management to monitor the underlying performance of the business and its operations. These measures are used by other companies for a variety of purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing these measures as reported by us to the same or similar measures as reported by other companies. Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow may not be comparable to similarly titled metrics of other companies. These measures are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow are not measurements of performance or liquidity under IFRS or any other generally accepted accounting principles, and you should not consider them as an alternative to loss for the period, operating loss, net cash generated from/(used in) operating activities or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. These measures have limitations as analytical tools, and you should not consider them in isolation. See Item 3.A. “Selected Financial Data” in 20-F for more detail on these limitations of Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow. Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures contained in this press release.

Other Key Operating Measures

Certain parts of this press release contain our key operating measures, including, among others, gross merchandise value including revenue from services (“GMV incl. services”), Gross profit, share of our online marketplace (our “Marketplace”) GMV (“Share of Marketplace GMV”), number of orders and number of active buyers. We define:

•

GMV incl. services as the total value of orders processed through our platform, as well as revenue from services to our buyers and sellers, such as delivery, advertising and other services rendered by our Ozon.ru operating segment. GMV incl. services is inclusive of value added taxes, net of discounts, returns and cancellations. GMV incl. services does not represent revenue earned by us. GMV incl. services does not include travel ticketing commissions, other service revenues or value of orders processed through our Ozon.travel operating segment.

•	Gross profit represents revenue less cost of sales in a given period.

•

Share of Marketplace GMV as the total value of orders processed through our Marketplace, inclusive of value added taxes, net of discounts, returns and cancellations, divided by GMV incl. services in a given period. Share of Marketplace GMV includes only the value of goods processed through our platform and does not include services revenue.

•	Number of orders as the total number of orders delivered in a given period, net of returns and cancellations.

•	Number of active buyers as the number of unique buyers who placed an order on our platform within the 12 month period preceding the relevant date, net of returns and cancellations.

Use of Non-IFRS Financial Measures

(RUB in millions)	For the three months ended December 31,		For the year ended December 31,
	2020	2019	2020	2019
Contribution profit(1)	647	(2,183)	815	(5,549)
Adjusted EBITDA(2)	(3,576)	(5,262)	(11,716)	(15,832)
Free Cash Flow(3)	7,787	(4,740)	(2,566)	(19,947)

(1) To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this press release Contribution Profit/(Loss), a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating (expense)/income, general and administrative expenses, technology and content expenses and sales and marketing expenses.

Contribution Profit/(Loss) is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. We have included Contribution Profit/(Loss) in this press release because it is an important metric used by our management to measure our operating performance as it shows the result of our operations less expense items that represent the majority of our variable expenses.

Contribution Profit/(Loss) is an indicator of our operational profitability as it reflects direct costs to fulfill and deliver orders to our buyers. Accordingly, we believe that Contribution Profit/(Loss) provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Contribution Profit/(Loss) excludes significant expense items, including sales and marketing expenses, technology and content expenses, general and administrative expenses and other expense items that are not a direct function of sales. These expense items are an integral part of our business. Given these and other limitations, Contribution Profit/(Loss) should not be considered in isolation, or as an alternative to, or a substitute for, an analysis of our results reported in accordance with IFRS, including operating loss and loss for the period.

The following tables present a reconciliation of loss for the period to Contribution Profit/(Loss) for each of the periods indicated:

(RUB in millions)	For the three months ended December 31,		For the year ended December 31,
	2020	2019	2020	2019
Loss for the period	(9,407)	(6,330)	(22,264)	(19,363)
Income tax expense/(benefit)	324	(193)	230	(216)
Total non-operating expense	3,567	339	4,711	967
General and administrative expenses	1,309	702	3,729	2,390
Technology and content expenses	1,381	944	4,394	3,520
Sales and marketing expenses	3,473	2,355	10,015	7,153

Contribution Profit / (Loss)	647	(2,183)	815	(5,549)

(2) To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this press release Adjusted EBITDA, a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating (expense)/income, depreciation and amortization and share-based compensation expense.

Adjusted EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Adjusted EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and non-operating expense/(income). Accordingly, we believe that Adjusted EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization and share-based compensation expense, from our Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax benefit/(expense) and non-operating expense/(income) as these items are not components of our core business operations. Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for loss for the period as a profit measure or other analysis of our results as reported under IFRS. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•

Adjusted EBITDA does not reflect share-based compensation, which has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

•

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating loss, loss for the period and our other IFRS results.

The following tables present a reconciliation of loss for the period to Adjusted EBITDA for each of the periods indicated:

(RUB in millions)	For the three months ended December 31,		For the year ended December 31,
	2020	2019	2020	2019
Loss for the period	(9,407)	(6,330)	(22,264)	(19,363)
Income tax expense/(benefit)	324	(193)	230	(216)
Total non-operating expense	3,567	339	4,711	967
Depreciation and amortization	1,561	877	4,963	2,590
Share-based compensation expense	379	45	644	190

Adjusted EBITDA	(3,576)	(5,262)	(11,716)	(15,832)

(3) To provide investors with additional information regarding our financial results, we have also disclosed here and elsewhere in this press-release Free Cash Flow, a non-IFRS financial measure that we calculate as net cash generated from/(used in) operating activities less capital expenditures, which consist of payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities.

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provide additional perspective on impact of our cash capital expenditures and assets used by us through lease obligations. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies, including companies in our industry, may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash generated from/(used in) operating activities, capital expenditures and our other IFRS results.

The following tables present a reconciliation of loss for the period to Free Cash Flow for each of the periods indicated:

(RUB in millions)	For the three months ended December 31,		For the year ended December 31,
	2020	2019	2020	2019
Net cash generated from / (used in) operating activities	10,644	(2,722)	6,570	(14,312)
Purchase of property, plant and equipment	(2,006)	(1,619)	(6,714)	(4,742)
Purchase of intangible assets	(53)	(3)	(126)	(26)
Payment of the principal portion of lease liabilities	(798)	(396)	(2,296)	(867)

Free Cash Flow	7,787	(4,740)	(2,566)	(19,947)

About OZON

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide Russian population with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon Express online grocery delivery. For more information, please visit https://corp.ozon.com/

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, OZON ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, OZON pr@ozon.ru